Exhibit 4.2


Section 4.2 of Article IV of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees was amended as follows, effective July 1, 2004:


                                   ARTICLE IV
                                   ----------

                              Investment Elections
                              --------------------

    4.2 Transfer of Assets to Other Investment Elections. Except as is provided in Appendix A or subsection (d) or (e) of this Section 4.2, any Participant may elect, at such times, in such manner, to such extent and with respect to such assets as the Administration Committee from time to time may determine, to have the value of all or part of the Participant's vested assets (and effective July 1, 2004, unvested assets) invested in any available investment election under the Plan transferred and invested in any other available investment election under the Plan; provided, however, that:

     (a) Participant may make one or more such transfer elections with respect to his or her Accounts during each business day, except that effective June 1, 2000, a Participant shall not be allowed to make transfers into or out of the Ford Stock Fund more than five (5) times in a given month, and this limitation applies regardless of the number of transfers a Participant may have engaged in with respect to the Ford Stock Fund in any previous month or months;

     (b) a Participant may make transfer elections in either a dollar amount, share/unit amount or a percentage of the amount invested in such investment election from which such transfer is elected, in increments of one percent, provided that the amount transferred is at least minimum percentage from time to time specified by the Administration Committee or, if greater, $250.00; provided that if the amount invested in the investment election from which transfer is elected is less than $250.00, the entire value of the assets invested in the investment election from which transfer is elected;

     (c) all such transfer elections shall be subject to such other regulations as the Administration Committee may prescribe, which may specify, among other things, application procedures, minimum and maximum amounts that may be transferred, procedures for determining the value of assets the subject of a transfer election and other matters which may include conditions or restrictions applicable to transfer elections;

     (d) after March 31, 2000, the Scudder International Bond Index Fund, previously listed on Appendix A, ceased to be offered as an investment option. From April 1, 2000 through September 22, 2000, no assets could be transferred into the Scudder International Bond Index Fund. On and after April 1, 2000, elections to invest assets in the Scudder International Bond Index Fund made prior to that date are treated as elections to invest in the Interest Income Fund. During said period assets could have been transferred from

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          the  Scudder  International  Bond Index Fund into any other  available investment election under the Plan. All assets remaining in the Scudder International Bond Index Fund as of the close of the New York Stock Exchange on September 22, 2000, were transferred into the Interest Income Fund; and


     (e) after the close of the New York Stock Exchange on March 28, 2002, the mutual funds listed on Appendix B ("Closed Funds") ceased to be offered as investment options under the Plan. From March 30, 2002 through March 31, 2003, ("Sunset Period") the Closed Funds are closed to contributions, exchanges in and loan repayment but assets in the Closed Fund as of close of the New York Stock Exchange on March 28, 2002 may remain during the Sunset Period. Prior to the close of the New York Stock Exchange on April 15, 2002, Participants in Closed Funds were required to make new investment elections or Participant's future contributions and loan repayments were defaulted as described below. During the Sunset Period, assets can be transferred out of the Closed Funds into any other available investment election under the Plan that is not a Closed Fund. Assets remaining in the Closed Funds as of the close of the New York Stock Exchange on March 31, 2003 will be transferred automatically at market close on March 31, 2003 as described below. Assets defaulted into the Interest Income Fund and the Fidelity Freedom Funds may be exchanged out of these funds at any time.